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                                                                    EXHIBIT 99.1


                                 Victor Posner
                             6917 Collins Avenue
                          Miami Beach, Florida 33141




                                 June 5, 1996


Salem Corporation
Attn: Marco B. Loffredo, Jr.
Box 2222
Pittsburgh, Pennsylvania  15230

Dear Mr. Loffredo:

        I am in receipt of your letter dated May 30, 1996 wherein you purport to "warmly" welcome my bid for Salem. I am afraid that your warmth turned me a bit chilly and that the wasteful actions taken by the Salem Board in direct response to my bid spoke much louder than your words. It is difficult for me to understand what the Salem Board has been doing and I was forced by its actions to withdraw from participating in the continuation of an almost two year old "bid" process that is unfair to me and only serves to waste more of the stockholders' assets.

        It is clear that the clock keeps ticking and that Salem does not even have one bid that is without conditions and is prepared to close. If you and the Salem Board are sincerely interested in having me resubmit my fully financed, unconditional offer, I suggest you send me a board authorized resolution to that effect. However, Salem must be willing to treat any renewed bid (if I choose to submit one) in a serious manner and must be prepared to respond within five business days.



                                 /s/ Victor Posner
                                 Victor Posner


cc: Board of Directors
    Paul Titus